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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
SAGA COMMUNICATIONS, INC.

Full Name of Registrant
N/A

Former Name if Applicable
73 Kercheval Avenue

Address of Principal Executive Office (Street and Number)
Grosse Pointe Farms, MI 48236

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Saga Communications, Inc. (“the Company”), without unreasonable effort or expense, is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the period ended December 31, 2008 by the prescribed filing due date because of the complexity of determining the amount of certain impairments related to goodwill and indefinite-lived intangible assets, and the related tax impact. Extra time is needed to account for and review these impairments, in part, due to the magnitude and the number of impairments. These reviews and analyses are related to the recent and ongoing economic conditions and the deterioration in the capital markets, which have negatively affected the Company’s operating results and market capitalization value, causing the Company to evaluate and test its goodwill and indefinite-lived intangible assets for impairment. The Company expects to file its Form 10-K on or before March 31, 2009, the fifteenth calendar day following the prescribed due date.
Management has concluded that the Company will record impairment charges related to goodwill and indefinite-lived intangible assets. These conclusions were reached in connection with the preparation of the audited financial statements for the year ended December 31, 2008. Management is currently completing the valuations required to determine the extent of impairment charges to be recorded as of December 31, 2008.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Samuel D. Bush	(313)	886-7070
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net operating revenue for the year ended December 31, 2008 decreased 2.8% over the comparable period in 2007 to $140.0 million. Station operating expense decreased 0.5% to $105.8 million (station operating expense includes depreciation and amortization attributable to the stations) and operating income (excluding non-cash impairment charge) decreased 11.6% to $24.7 million.
For the quarter ended December 31, 2008 net operating revenue decreased 7.0% from the comparable period in 2007 to $35.0 million. Station operating expense decreased 2.8% to $26.6 million (station operating expense includes depreciation and amortization attributable to the stations) and operating income (excluding non-cash impairment charge) decreased 21.2% to $6.0 million.
The Company has not finalized the fourth quarter non-cash impairment charge and its related tax impact (which could be significant) and therefore is not able to determine net income (loss) or earnings (loss) per basic and diluted share at this time. Based on a combination of factors, including the current economic environment, the Company’s operating results and current market capitalization value, the Company has concluded that it is likely that the value of certain intangible assets will be reduced below their current carrying value. The Company is continuing to conduct their required impairment analysis to determine the amount of the non-cash impairment charge.
Certain statements contained in this Form 12b-25 are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “believes,” “expects,” “anticipates,” “guidance” and similar expressions are intended to identify forward-looking statements. Key risks, including risks associated with Saga’s ability to effectively integrate the stations it acquires and the impact of federal regulation on Saga’s business, are described in the reports Saga Communications, Inc. periodically files with the U.S. Securities and Exchange Commission, including Item 1A of our annual report on form 10-K. Readers should note that these statements may be impacted by several factors, including national and local economic changes and changes in the radio and television broadcast industry in general, as well as Saga’s actual performance. Results may vary from those stated herein and Saga undertakes no obligation to update the information contained here.

SAGA COMMUNICATIONS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Samuel D. Bush

Samuel D. Bush
Senior Vice President, Chief Financial Officer and Treasurer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).